Franklin Electric

November 2007



“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to the Company’s financial results, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company’s business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company’s accounting policies, future trends, and other risks which are detailed in the Company’s Securities and Exchange Commission filings, included in Item 1A of Part I of the Company’s Annual Report on Form 10-K for the fiscal year ending December 30, 2006, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company’s Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Franklin Electric

Topics

- Franklin overview
- 2007 performance
- Sales and earnings growth – 2008 and beyond

Strategic Focus

Premier Supplier to Global Water Systems and Petroleum Equipment Distribution Channels

Process Control Company





Strategic Focus

Water Systems & Petroleum Equipment Distribution Channels


$5.8 Bil
(Market Size Est)
Water Pumping Systems Producers
Distributors
Installing Contractors
End Uses
• Residential
• Agricultural
• Light Commercial
$1 Bil
(Market Size Est)
Petroleum Equipment Producers
Distributors
Installing Contractors
End Uses
• Filling Stations

- Growing global demand
- Fragmented customer base
- Installing contractors – value reliability
- Franklin brand equity

Growth Strategy

Product Line Extensions and Geographic Expansion


Submersible
Water Well
Motor
Circa -1950

Franklin
Submersible Motor
1950s



Motors, Controls
and Drives
1990s



Motors, Pumps, Drives
and Controls
2004



Adjacent Pumping
Systems
2006



Global
Sales
Opportunity



Franklin
Submersible Motor
1960s



FE Petro
Turbine Pump
1980s


MagVFC

FE Petro Turbine
and Drive
1990s



Adjacent Products
2000s



Global
Sales
Opportunity

Franklin Sales

1999 – 2007 (LTM thru September)
($ Mil)


600
500
400
300
200
100
0
253
283
285
319
325
370
403
558
596
1999
2000
2001
2002
2003
2004
2005
2006
2007
(LTM thru
Sept.)

Franklin Electric

Franklin EPS

1999 – 2006



2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
1.15
0.98
1.19
1.38
1.53
1.67
1.97
2.43
1999
2000
2001
2002
2003
2004
2005
2006

9 mos YTD
2007 EPS
Down 46%
vs. 2006

Franklin Electric

Franklin Operating Units

Sales Mix

9 mos. YTD
Operating Earnings
down 72.5%

9 mos. YTD
Operating Earnings up 147.2%
Excluding Impact of
Acquisitions up 78.7%



Western Hemisphere Water Systems
Fueling Systems
International Water Systems
Water Transfer Systems

9 mos. YTD
Operating Earnings up 69.2%
Excluding Impact of
Acquisitions up 19.2%

9 mos. YTD
Operating Earnings up 27.8%
Excluding Impact of
Acquisitions up 21.9%

Western Hemisphere Water Systems

Business Model Before 2004


Franklin Electric
Submersible Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS
• Key Link in Chain
• Pulls Franklin Products Through the Chain

Franklin Electric

Western Hemisphere Water Systems

Contractor Pull – Franklin Motors



Example:

Total 4” Groundwater Installation:	$6,000
Submersible Motor:	$150

Franklin motors and controls contain proprietary features which make them preferred by contractors worldwide

Franklin Electric

Western Hemisphere Water Systems

Business Model Before 2004


Franklin Electric
Submersible
Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS

Structural change – pump industry consolidation

Western Hemisphere Water Systems

Business Model After 2004


Drives
Franklin Electric
Submersible Motors, Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS

Western Hemisphere Water Systems

Business Model After 2004


Submersible Motors,
Controls, Drives
Franklin Electric
Small Submersible
Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS

Western Hemisphere Water Systems

Business Model After 2004


Submersible Motors,
Controls, Drives , & Pumps
Franklin Electric
Small Submersible
Motors & Controls
Discontinue supply to
major OEMs 1/1/07
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS

Western Hemisphere Water Systems Sales Mix

2 Major OEMs and “All Other” Customers ($ Mil)



300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
272
111
Stockpile
• 2 major OEMs stockpile an estimated $40 mil of Franklin motors
• Legal settle
agrees to s
major OEMs until 1/1/07
• Major OEM
displace Franklin
• Franklin starts selling products to distributors
• Industry co
• 2 major OE
70% of Fra
Hemisphere sales
• Franklin discontinues sales to major OEMs
• Major OEMs start liquidating Franklin motor stockpile
2003
2004
2005
2006
2007 (Annualized)
2008 (Projected)
2 Major OEMs
“All Other”

Western Hemisphere Water Systems Sales Mix

2 Major OEMs and "All Other" Customers ($ Mil)



300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
125
272
111
161
Stockpile
204
2
202
239-249
2003
2004
2005
2006
2007 (Annualized)
2008 (Projected)
2 Major OEMs
"All Other"

• Franklin sales to all other customers growing $35 to $45 mil per year heading into 2008

Water Systems Industry

4" Pump/Motor Shipments - 9 mos. YTD (Units)*

	2006	2007	% change
Total industry (WSC)	626,000	554,000	-11.5%

Franklin shipments	Up 61% ↑	
2 major OEMs	Down 22% ↓	**Response:** Price discounting

* Source: Water Systems Council and Franklin management estimate

Franklin Electric

2007 New Product and Facility Initiatives









Franklin Electric

2007 Performance

- Fueling, International Water Systems, and Water Transfer Systems Earnings up 24% (ex-acquisitions)
- Western Hemisphere Water Key Issues:
  - Stockpile liquidation
  - Industry shipments down due to slowdown in housing
  - Promotional pricing activity as competitors respond to Franklin share gains
  - Strategic initiatives

Earnings Turnaround in 2008

Organic Sales Growth in 2008

	2008 Projected % Organic Sales Growth
Global Water Systems	10% +
Fueling Systems*	20% +
Total	**13 % +**

* Actual Fueling Systems growth will depend upon timing of the California retrofit.

Franklin Electric

Western Hemisphere Water Systems

Organic Sales Growth in 2008


300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
125
272
111
161
Stockpile
204
2
202
239-249
2003
2004
2005
2006
2007
(Annualized)
2008
(Projected)
2 Major OEMs
"All Other"

- No longer competing against our own motor
- Expanded distributor base
- New pump products
- Growth of Franklin electronic drives

Franklin Electric

Water Systems Sales in Developing Regions*

2002 – 2007 Annualized (x1000 $)


146,000
96,000
78,000
54,000
42,000
38,000
150
125
100
75
50
25
0
(x 1000)
2002
2003
2004
2005
2006
2007
Annualized
Acquisitions

* Latin America, Asia/Pacific, Middle East, Africa, Eastern Europe

Fueling Systems Organic Sales Growth in 2008

Environmental Legislation – California Vapor Control Regulations



14

- **Installation must occur prior to third quarter 2010**
- **11,000 stations**
- **Vapor Control Systems - $18,000-20,000 per station**
  Monitoring Systems - $8,000-15,000 per station
- **$300 Mil opportunity**
- **Franklin is one of only two approved Vapor Control Systems; anticipate Franklin Monitoring System approval by year end 2007**
- **Other countries/states/municipalities may follow**

Earnings Turnaround in 2008

Fixed Cost Leverage* ($ Mil)


800
700
600
500
400
300
200
100
0
LTM thru Sept.
596
557
404
370
LTM thru Sept.
188
162
108
122
Projected
29.2%
31.3%
29.1%
2004
2005
2006
2007
2008
Sales
Fixed Cost

* Fixed cost = SG & A spending (excluding sales commissions) + fixed cost of sales

Earnings Turnaround in 2008

Direct Cost Reduction Initiatives

- New 4” pumps
- Linares pump plant
- Fueling consolidation in Madison
- Wittlich and Siloam rightsizing

$7-10 mil

Labor and material cost reduction

Recent Acquisitions

DENORCO
engineered pumping solutions
JACUZZI.
ORBIT PUMPS
JESCO
ROEVAC®
MONO Pumps
ROTORFLO.
NORMAFLO
SUPER D
TSUNAMI

Pump brands
Sales $32 Mil

WATER HORSE
PROFESSIONAL Series
HOME PLUMBER
RED LION

Monarch pumps
Sales $28 Mil

Franklin Electric

Earnings Improvement in 2008

Uncertain pricing environment

- Organic sales growth
- Fixed cost leverage
- Direct cost reduction initiatives
- Accretive acquisitions


Franklin Electric

Franklin Electric

Financial Summary

3rd Quarter 2007

Net Sales	**$165 Mil**	**+ $ 9 Mil**
Operating Income	**$19 Mil**	**- $ 6 Mil**
% Operating Income	**12%**	
EPS	**$0.50**	**- $ 0.20**

Financial Summary

3rd Quarter 2007 ($ Mil)

	Sales	Prior Yr +(-)	Gross Profit	Prior Yr +(-)
Global Water	$133.6	($1.2)	$39.0	($7.5)
Fueling	$31.7	$10.3	$9.8	$3.0

Franklin Electric

Financial Summary

Operating Cash Flow and Debt to Capital – 3rd Quarter 2007

Net cash flow from operating activities	$27 Mil
Capital spending	$8 Mil
Net operating cash flow after capital spending	**$19 Mil**
Net debt to total capital (9/29/07)	19%

Financial Summary

Total Return to Shareholders as of 10/31/2007


250
200
150
100
50
0
13% CAGR
2002
2003
2004
2005
2006
10/31/2007
FE
S&P
Russell

Franklin Electric

